UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ___ March 31, 2010 ____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets

As previously reported in a Current Report on Form 8-K filed by Integrys Energy Group, Inc. on December 29, 2009, in December 2009, Integrys Energy Services, Inc. ("Energy Services"), a wholly owned subsidiary of Integrys Energy Group, entered into a purchase and sale agreement (the "PSA") with Macquarie Cook Power Inc., which subsequently changed its name to Macquarie Energy LLC ("ME"), to sell substantially all of the commodity contracts comprising its United States wholesale electric marketing and trading business, as part of Energy Services' intent to reduce the size and scope of its operations. On February 1, 2010, Energy Services transferred substantially all of the market risk associated with the transaction to Macquarie Bank Limited ("MBL"), parent of ME, by entering into trades with MBL that mirrored Energy Services' underlying commodity contracts. On March 31, 2010, Energy Services transferred title to the majority of the underlying commodity contracts and closed on the transaction with ME, upon which time the majority of corresponding mirror transactions terminated. The remaining underlying commodity contracts which had not been novated as of March 31, 2010, are expected to be transferred, or will settle through normal course of business, in the months following the closing, at which time the corresponding mirror transactions will terminate.

This transaction will result in an estimated return of working capital of approximately $200 million, and cash consideration of approximately $11 million. The return of working capital is primarily related to cash collateral that had been posted with brokers and counterparties for Energy Services' United States wholesale electric marketing and trading business. Shortly following the transfer of the related contracts to ME, the cash collateral will be returned to Energy Services.

A copy of Integrys Energy Group's news release announcing the completion of the sale is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01   Financial Statements and Exhibits.

    (a)   Not applicable

    (b)   Pro Forma Financial Information. The pro forma financial information required by this Item is set forth in Exhibit 99.2 attached hereto.

    (c)   Not applicable

    (d)   Exhibits. The following exhibits are being filed herewith:

        99.1   Integrys Energy Group, Inc. news release dated April 1, 2010, reporting completion of the sale.

        99.2   Unaudited pro forma condensed consolidated financial statements as of and for the year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Vice President, Chief Legal Officer and Secretary

Date: April 2, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated March 31, 2010

Exhibit
Number

99.1   Integrys Energy Group, Inc. news release dated April 1, 2010, reporting completion of the sale.

99.2   Unaudited pro forma condensed consolidated financial statements as of and for the year ended December 31, 2009.



Exhibit 99.1

Integrys Energy Group, Inc.

For immediate release:
April 01, 2010

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
(312) 228-5408

NEWS RELEASE

Integrys Energy Services Closes Sale of Wholesale Electric Marketing Business

Chicago – April 1, 2010 – Integrys Energy Group, Inc. (NYSE: TEG) today announced that its nonregulated subsidiary, Integrys Energy Services, Inc., has sold substantially all of its wholesale electric marketing and trading business to Macquarie Cook Power, Inc. as part of Integrys Energy Services' strategy to reduce the size and scope of its operations. Macquarie Cook Power, which was rebranded Macquarie Energy LLC in February 2010, is a subsidiary of Macquarie Group Limited (ASX: MQG).

The transaction included various power transactions, products and trading positions, including physical forwards, financial transmission rights and derivatives. This portfolio of transactions had an annual average total gross volume in excess of 125 million megawatt-hours over the past three years. The transactions did not directly affect the retail electric or natural gas marketing business operated by Integrys Energy Services.

This transaction will ultimately result in reduced collateral support requirements for Integrys Energy Group of approximately $400 million and completes the divestiture of Integrys Energy Service's wholesale businesses.

J.P. Morgan Securities acted as exclusive financial advisor to Integrys Energy Group and Thorndike Landing acted as lead advisor to Integrys Energy Services for this transaction.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," and other similar words. Forward-looking statements are beyond the ability of Integrys Energy Group to control and, in many cases, Integrys Energy Group cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see Integrys Energy Group's periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

(MORE)

Media Hotline: 800-977-2250 — NYSE: TEG

130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations serving competitive energy markets through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois). More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com

###

Exhibit 99.2

Unaudited pro forma condensed consolidated financial statements as of and for the year ended December 31, 2009

On March 31, 2010, pursuant to the terms and conditions of the purchase and sale agreement dated December 23, 2009 (the "PSA"), between Integrys Energy Services, Inc. ("Energy Services"), a wholly owned subsidiary of Integrys Energy Group, Inc., and Macquarie Cook Power Inc., which subsequently changed its name to Macquarie Energy LLC ("ME"), Energy Services completed the sale of substantially all of the commodity contracts comprising its United States wholesale electric marketing and trading business. In conjunction with the sale, Energy Services entered into derivative contracts with ME to reestablish the economic hedges for the retained retail electric business at the same prices and other terms previously executed through Energy Services' United States wholesale electric marketing business being sold to ME. In connection with this transaction, for a two year period following the closing, Energy Services will retain counterparty payment default risk with approximately 50% of the counterparties to those commodity contracts sold to ME.

The following unaudited pro forma condensed consolidated balance sheet gives effect to the above described sale of Energy Services' United States wholesale electric marketing and trading business as if the sale had been consummated on December 31, 2009. The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2009, gives effect as if the sale had occurred on January 1, 2009. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (a) directly attributable to the sale, (b) factually supportable and (c) with respect to the statement of income, expected to have a continuing impact on the results. The unaudited pro forma condensed consolidated financial statements are based on assumptions that Integrys Energy Group believes are reasonable under the circumstances and are intended for informational purposes only. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the sale had been completed at the dates indicated. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes and Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2009.

Integrys Energy Group, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2009
(Amounts in millions, except share data)

	As reported		Pro Forma Adjustments (Note 2 References)			Pro Forma
Assets						
Cash and cash equivalents	$	44.5	$	14.3	(a)	$ 58.8
Collateral on deposit		184.9		-		184.9
Accounts receivable and accrued unbilled revenues, net		958.0		-		958.0
Inventories		304.3		-		304.3
Assets from risk management activities		1,522.1		(1,219.7)	(b)	358.8
				56.4	(c)	
Regulatory assets		121.1		-		121.1
Deferred income taxes		92.9		(13.1)	(f)	79.8
Assets held for sale		26.5		-		26.5
Other current assets		257.9		-		257.9
Current assets		3,512.2		(1,162.1)		2,350.1
Property, plant and equipment, net		4,945.1		-		4,945.1
Regulatory assets		1,434.9		-		1,434.9
Assets from risk management activities		795.4		(629.4)	(b)	196.5
				30.5	(c)	
Goodwill		642.5		-		642.5
Other long-term assets		517.8		-		517.8
Total assets	$	11,847.9	$	(1,761.0)		$ 10,086.9
Liabilities and Equity						
Short-term debt	$	222.1	$	-		$ 222.1
Current portion of long-term debt		116.5		-		116.5
Accounts payable		639.4		-		639.4
Liabilities from risk management activities		1,607.1		(1,229.8)	(b)	475.5
				98.2	(c)	
Regulatory liabilities		100.4		-		100.4
Liabilities held for sale		0.3		-		0.3
Other current liabilities		461.8		1.0	(d)	462.8
Current liabilities		3,147.6		(1,130.6)		2,017.0
Long-term debt		2,394.7		-		2,394.7
Deferred income taxes		658.2		(35.0)	(f)	623.2
Deferred investment tax credits		36.2		-		36.2
Regulatory liabilities		277.6		-		277.6
Environmental remediation liabilities		658.8		-		658.8
Pension and other postretirement benefit obligations		640.7				640.7
Liabilities from risk management activities		783.1		(602.2)	(b)	223.7
				42.8	(c)	
Asset retirement obligations		194.8		-		194.8
Other long-term liabilities		147.4		-		147.4
Long-term liabilities		5,791.5		(594.4)		5,197.1
Commitment and contingencies						
Common stock - $1 par value; 200,000,000 shares authorized; 76,418,843 shares issued; 75,980,143 shares outstanding		76.4		-		76.4
Additional paid-in capital		2,497.8		-		2,497.8
Retained earnings		345.6		(57.9)	(e)	309.6
				21.9	(f)	
Accumulated other comprehensive loss		(44.0)		-		(44.0)
Treasury stock and shares in deferred compensation trust		(17.2)		-		(17.2)
Total common shareholders' equity		2,858.6		(36.0)		2,822.6
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,495 shares outstanding		51.1		-		51.1
Noncontrolling interest in subsidiaries		(0.9)		-		(0.9)
Total liabilities and equity	$	11,847.9	$	(1,761.0)		$ 10,086.9

See accompanying notes to unaudited pro forma condensed consolidated financial statements

2

Integrys Energy Group, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Income
For the year ended December 31, 2009
(Amounts in millions, except per share data)

		As reported		Pro Forma Adjustments (Note 2 References)			Pro Forma
Nonregulated revenues	$	4,004.0	$	(159.4)	(g)	$	3,844.6
Utility revenues		3,495.8		-			3,495.8
Total revenues		7,499.8		(159.4)			7,340.4
Nonregulated cost of fuel, natural gas, and purchased power		3,701.3		(118.5)	(g)		3,582.8
Utility cost of fuel, natural gas, and purchased power		1,919.8		-			1,919.8
Operating and maintenance expense		1,100.6		(17.9)	(h)		1,082.7
Goodwill impairment loss		291.1		-			291.1
Restructuring expense		43.5		(6.6)	(i)		36.9
Loss on Integrys Energy Services dispositions related to strategy change		28.9		-			28.9
Depreciation and amortization expense		230.9		-			230.9
Taxes other than income taxes		96.3		-			96.3
Operating income		87.4		(16.4)			71.0
Miscellaneous income		89.0		-			89.0
Interest expense		(164.8)		-			(164.8)
Other expense		(75.8)		-			(75.8)
Income before taxes		11.6		(16.4)			(4.8)
Provision for income taxes		83.2		(6.2)	(j)		77.0
Net loss from continuing operations		(71.6)		(10.2)			(81.8)
Preferred stock dividends of subsidiary		(3.1)		-			(3.1)
Noncontrolling interest in subsidiaries		1.0		-			1.0
Net loss from continuing operations attributed to common shareholders	$	(73.7)	$	(10.2)		$	(83.9)
Average shares of common stock							
Basic		76.8					76.8
Diluted		76.8					76.8
Loss per common share (basic)							
Net loss from continuing operations		($0.96)					($1.09)
Loss per common share (diluted)							
Net loss from continuing operations		($0.96)					($1.09)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

INTEGRYS ENERGY GROUP, INC.
NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.   Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements and related explanatory notes present how the condensed consolidated financial statements of Integrys Energy Group, Inc. may have appeared had the sale of Integrys Energy Services, Inc.'s nonregulated United States wholesale electric marketing and trading business (the "Sale") occurred as of January 1, 2009 with respect to the unaudited condensed consolidated statement of income, and as of December 31, 2009 with respect to the unaudited condensed consolidated balance sheet. The Sale for which these unaudited pro forma condensed consolidated financial statements are presented is explained in the introductory paragraphs in Exhibit 99.2 accompanying the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial statements and underlying pro forma adjustments are based upon available information and certain estimates and assumptions made by Integrys Energy Group. The unaudited pro forma condensed consolidated financial statements for the periods presented do not purport to represent what the unaudited condensed consolidated statement of income or unaudited condensed consolidated balance sheet would have actually been had the Sale occurred on January 1, 2009 and December 31, 2009, respectively.

2.   Pro Forma Adjustments

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a) Represents estimated cash proceeds received from the Sale.
(b) Elimination of carrying values of assets and liabilities included in the Sale. See Note 3 below for additional detail.
(c) Initial recognition of derivative contracts entered into with Macquarie Cook Power Inc., which subsequently changed its name to Macquarie Energy LLC ("ME"), in conjunction with the Sale to reestablish the economic hedges for the retained United States retail electric business at the same prices and other terms previously executed with Integrys Energy Services' United States wholesale electric marketing and trading business being sold. See Note 3 below for additional detail.
(d) Represents the fair value of the counterparty payment default risk retained by Integrys Energy Services as described in the introductory paragraphs accompanying the pro forma condensed consolidated financial information.
(e) Represents the retained earnings impact of the estimated pre-tax loss on the Sale. See Note 3 below for additional detail.
(f) Represents the tax benefit from the estimated pre-tax loss on the Sale and reduction of current and deferred income taxes payable. The tax effect was computed based on Integrys Energy Group's statutory tax rate of 37.9%.

Unaudited Pro Forma Condensed Consolidated Statement of Income

(g) Removal of the operating income related to the nonregulated United States wholesale electric marketing and trading business for the year ended December 31, 2009. Pro forma adjustments were derived based on identifiable revenues and costs directly attributable to Integrys Energy Services' nonregulated United States wholesale marketing and trading business.
(h) Removal of operating and maintenance expenses related to the nonregulated United States wholesale electric marketing and trading business for the year ended December 31, 2009. Such operating and maintenance expenses include only those expenses that would have been clearly eliminated as a result of the Sale, and; therefore, do not include intercompany or any other charges that will be continuing expenses of Integrys Energy Group.

(i) Removal of restructuring costs related to the nonregulated United States wholesale electric marketing and trading business for the year ended December 31, 2009. At December 31, 2009, Integrys Energy Group was in the process of significantly reducing the size of its nonregulated energy services business segment to a smaller segment with significantly reduced credit and collateral support requirements. This strategy included the Sale among other items. In conjunction with this strategy, the following restructuring costs were incurred by Integrys Energy Services and were included within the restructuring expense line item on the historical unaudited condensed consolidated income statement for the year ended December 31, 2009. Pro forma adjustments represent those restructuring expenses that are directly attributable to the disposition of the nonregulated United States wholesale electric marketing and trading business.

(Millions)	As Reported	Pro Forma Adjustments	Pro Forma
Employee-related costs	$10.1	$(1.7)	$8.4
Legal and consulting	9.2	(0.2)	9.0
Software write-offs and accelerated depreciation	5.9	(4.7)	1.2
Miscellaneous	0.3	-	0.3
Total restructuring expense	**$25.5**	**$(6.6)**	**$18.9**

(j) Reflects the tax effect of the pro forma adjustments. The tax effect was computed based on Integrys Energy Group's statutory tax rate of 37.9%.

3. Estimated Loss on the Sale

As referenced in Note 2(e), an estimated pre-tax non-cash loss on the Sale is reflected in the accompanying unaudited pro forma condensed consolidated balance sheet. Conversely, the accompanying unaudited pro forma condensed consolidated statement of income does not give effect to any loss on the Sale, as this is a nonrecurring item that will have no continuing impact on income.

As referenced in Note 2(b) the following table shows the December 31, 2009 carrying values of major classes of assets and liabilities included in the Sale:

(Millions)

Current assets from risk management activities	$1,219.7
Long-term assets from risk management activities	629.4
Total assets	**$1,849.1**
Current liabilities from risk management activities	$1,229.8
Long-term liabilities from risk management activities	602.2
Total liabilities	**$1,832.0**

In addition to the above recognized assets and liabilities, commodity contracts that are not accounted for as derivatives were also transferred to ME.

In conjunction with the Sale, Integrys Energy Services entered into derivative contracts with ME to reestablish the economic hedges for the retained United States retail electric business at the same prices and other terms previously executed with Integrys Energy Services' United States wholesale electric marketing and trading business that was sold. As referenced in Note 2(c), had these third party derivative contracts been entered into at December 31, 2009, the amount of assets and liabilities from risk management activities would have been as follows:

(Millions)

Current assets from risk management activities	$ 56.4
Long-term assets from risk management activities	30.5
Total assets	**$ 86.9**
Current liabilities from risk management activities	$ 98.2
Long-term liabilities from risk management activities	42.8
Total liabilities	**$141.0**

The aforementioned economic hedges between Integrys Energy Services' retail electric business and its wholesale electric marketing and trading business did not meet the United States Generally Accepted Accounting Principles ("GAAP") definition of derivative instruments, and therefore were not reflected on the historical unaudited condensed consolidated balance sheet. In accordance with GAAP, expected gains or losses related to these nonderivative commodity contracts are not recognized until the contracts are settled. The gain or loss on the sale of these contracts was recorded in the first quarter of 2010 when the contracts were transferred to ME, as this transfer represented settlement. The value of these nonderivative commodity contracts is reflected in the estimated proceeds below. Changes in forward electric prices will impact the ultimate gain or loss on the sale and could be different than the estimated pre-tax loss that was computed assuming a December 31, 2009 closing date as follows:

(Millions)

Estimated proceeds	$ 14.3
Carrying value of net assets sold	(17.1)
Initial recognition of derivative contracts	(54.1)
Fair value of default risk retained	(1.0)
Estimated pre-tax loss on the Sale	**$ (57.9)**

4. Other Notes to Unaudited Consolidated Pro Forma Financial Statements

Return of Capital

The Sale will result in an estimated return of working capital of approximately $200 million. The return of working capital is primarily related to cash collateral that had been posted with brokers and counterparties for Integrys Energy Services' nonregulated United States wholesale electric marketing and trading business. Shortly following the transfer of the related contracts to ME, the cash collateral will be returned to Integrys Energy Services. No pro forma adjustments related to the estimated return of working capital are reflected in the pro forma results.